UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Intraop Medical Corporation
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
46118N200
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	46118N200

1	NAMES OF REPORTING PERSONS Ellerphund Ventures II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		236,237 Shares of Common Stock (1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

236,237 Shares of Common Stock (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

236,237 Shares of Common Stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.0% (2)

12	TYPE OF REPORTING PERSON

PN

Page 2 of 20 Pages

(1) This amendment to Schedule 13G is filed by Ellerphund Capital III, LLC, Ellerphund IOPM, LP, Ellerphund Ventures II, L.P. (“Ellerphund Ventures”) and Ellerphund Capital II, LLC (“Ellerphund Capital”), Marc Eller and Ryan Eller (each an “Eller Person” and, together the “Eller Persons”). Ellerphund Ventures directly owns of record 236,237 shares of Common Stock of the Issuer. Ellerphund Capital is the sole general partner of Ellerphund Ventures and does not directly own any securities of the Issuer. Ellerphund Ventures and Ellerphund Capital may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Ellerphund Ventures. Ellerphund Ventures expressly disclaims beneficial ownership of any shares of Common Stock held by any other Eller Persons.
(2) Percentage is calculated based on 7,855,894 shares of Common Stock of the Issuer outstanding as December 1, 2009, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on December 10, 2009.

Page 3 of 20 Pages

CUSIP No.	46118N200

1	NAMES OF REPORTING PERSONS Ellerphund Capital II, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		236,237 Shares of Common Stock (1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

236,237 Shares of Common Stock (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

236,237 Shares of Common Stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.0% (2)

12	TYPE OF REPORTING PERSON

OO

Page 4 of 20 Pages

(1) This amendment to Schedule 13G is filed by Ellerphund Capital III, LLC, Ellerphund IOPM, LP, Ellerphund Ventures II, L.P. (“Ellerphund Ventures”) and Ellerphund Capital II, LLC (“Ellerphund Capital”), Marc Eller and Ryan Eller (each an “Eller Person” and, together the “Eller Persons”). Ellerphund Ventures directly owns of record 236,237 shares of Common Stock of the Issuer. Ellerphund Capital is the sole general partner of Ellerphund Ventures and does not directly own any securities of the Issuer. Ellerphund Ventures and Ellerphund Capital may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Ellerphund Ventures. Ellerphund Ventures expressly disclaims beneficial ownership of any shares of Common Stock held by any other Eller Persons.
(2) Percentage is calculated based on 7,855,894 shares of Common Stock of the Issuer outstanding as December 1, 2009, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on December 10, 2009.

Page 5 of 20 Pages

CUSIP No.	46118N200

1	NAMES OF REPORTING PERSONS Ellerphund IOPM, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas, United States of America

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		292,857 Shares of Common Stock (1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

292,857 Shares of Common Stock (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

292,857 Shares of Common Stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.7% (2)

12	TYPE OF REPORTING PERSON

PN

Page 6 of 20 Pages

(1) This Amendment to Schedule 13G is filed by Ellerphund Capital III, LLC (“Ellerphund III”), Ellerphund IOPM, LP (“Ellerphund IOPM”), Ellerphund Ventures II, L.P. and Ellerphund Capital II, LLC, Marc Eller and Ryan Eller (each an “Eller Person” and, together the “Eller Persons”). Ellerphund IOPM directly owns of record 292,857 shares of Common Stock of the Issuer. Ellerphund III is the sole general partner of Ellerphund IOPM and does not directly own any securities of the Issuer. Ellerphund IOPM and Ellerphund III may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Ellerphund IOPM. Ellerphund IOPM expressly disclaims beneficial ownership of any shares of Common Stock held by any other Eller Persons.
(2) Percentage is calculated based on 7,855,894 shares of Common Stock of the Issuer outstanding as December 1, 2009, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on December 10, 2009.

Page 7 of 20 Pages

CUSIP No.	46118N200

1	NAMES OF REPORTING PERSONS Ellerphund Capital III, LLC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		292,857 Shares of Common Stock (1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

292,857 Shares of Common Stock (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

292,857 Shares of Common Stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.7% (2)

12	TYPE OF REPORTING PERSON

OO

Page 8 of 20 Pages

(1) This amendment to Schedule 13G is filed by Ellerphund Capital III, LLC (“Ellerphund III”), Ellerphund IOPM, LP (“Ellerphund IOPM”), Ellerphund Ventures II, L.P. and Ellerphund Capital II, LLC, Marc Eller and Ryan Eller (each an “Eller Person” and, together the “Eller Persons”). Ellerphund IOPM directly owns of record 292,857 shares of Common Stock of the Issuer. Ellerphund III is the sole general partner of Ellerphund IOPM and does not directly own any securities of the Issuer. Ellerphund IOPM and Ellerphund III may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Ellerphund IOPM. Ellerphund IOPM expressly disclaims beneficial ownership of any shares of Common Stock held by any other Eller Persons.
(2) Percentage is calculated based on 7,855,894 shares of Common Stock of the Issuer outstanding as December 1, 2009, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on December 10, 2009.

Page 9 of 20 Pages

CUSIP No.	46118N200

1	NAMES OF REPORTING PERSONS Ryan Eller

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		529,094 Shares of Common Stock (1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

529,094 Shares of Common Stock (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

529,094 Shares of Common Stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.7% (2)

12	TYPE OF REPORTING PERSON

IN

Page 10 of 20 Pages

(1) This amendment to Schedule 13G is filed by Ellerphund Capital III, LLC (“Ellerphund III”), Ellerphund IOPM, LP (“Ellerphund IOPM”), Ellerphund Ventures II, L.P. (“Ellerphund Ventures”) and Ellerphund Capital II, LLC (“Ellerphund Capital”), Marc Eller and Ryan Eller (each an “Eller Person” and, together the “Eller Persons”). Ellerphund Ventures directly owns of record 236,237 shares of Common Stock of the Issuer. Ellerphund Capital is the sole general partner of Ellerphund Ventures and does not directly own any securities of the Issuer. Ellerphund IOPM directly owns of record 292,857 shares of Common Stock of the Issuer. Ellerphund III is the sole general partner of Ellerphund IOPM and does not directly own any securities of the Issuer. Ryan Eller and Marc Eller are the sole Managers of Ellerphund III and Ellerphund Capital. Ryan Eller does not directly own any securities of the Issuer. Ryan Eller may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Ellerphund Ventures and Ellerphund IOPM but expressly disclaims beneficial ownership of any shares of Common Stock of the Issuer held by any Eller Person other than himself.
(2) Percentage is calculated based on 7,855,894 shares of Common Stock of the Issuer outstanding as December 1, 2009, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on December 10, 2009.

Page 11 of 20 Pages

CUSIP No.	46118N200

1	NAMES OF REPORTING PERSONS Marc Eller

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		529,094 Shares of Common Stock (1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

529,094 Shares of Common Stock (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

529,094 Shares of Common Stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.7% (2)

12	TYPE OF REPORTING PERSON

IN

Page 12 of 20 Pages

(1) This amendment to Schedule 13G is filed by Ellerphund Capital III, LLC (“Ellerphund III”), Ellerphund IOPM, LP (“Ellerphund IOPM”), Ellerphund Ventures II, L.P. (“Ellerphund Ventures”) and Ellerphund Capital II, LLC (“Ellerphund Capital”), Marc Eller and Ryan Eller (each an “Eller Person” and, together the “Eller Persons”). Ellerphund Ventures directly owns of record 236,237 shares of Common Stock of the Issuer. Ellerphund Capital is the sole general partner of Ellerphund Ventures and does not directly own any securities of the Issuer. Ellerphund IOPM directly owns of record 292,857 shares of Common Stock of the Issuer. Ellerphund III is the sole general partner of Ellerphund IOPM and does not directly own any securities of the Issuer. Ryan Eller and Marc Eller are the sole Managers of Ellerphund III and Ellerphund Capital. Marc Eller does not directly own any securities of the Issuer. Marc Eller may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Ellerphund Ventures and Ellerphund IOPM but expressly disclaims beneficial ownership of any shares of Common Stock of the Issuer held by any Eller Person other than himself.
(2) Percentage is calculated based on 7,855,894 shares of Common Stock of the Issuer outstanding as December 1, 2009, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on December 10, 2009.

Page 13 of 20 Pages

Item 1.
(a)	Name of Issuer
Intraop Medical Corporation
(b)	Address of Issuer’s Principal Executive Offices
570 Del Ray Avenue
Sunnyvale, California
Item 2.
(a)	Name of Person Filing
The entities filing this amendment are Ellerphund Capital III, LLC (“Ellerphund III”), Ellerphund IOPM, LP (“Ellerphund IOPM”), Ellerphund Ventures II, L.P. (“Ellerphund Ventures”) and Ellerphund Capital II, LLC (“Ellerphund Capital” together with Ellerphund III, Ellerphund IOPM and Ellerphund Ventures, the “Ellerphund Entities”). The individuals filing this amendment are Marc Eller and Ryan Eller (each an “Eller Person” and, together the “Eller Persons”). The Eller Persons and the Ellerphund Entities are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act, although neither the fact of this joint filing nor anything contained herein shall be deemed an admission by the Ellerphund Entities or Eller Persons that such a “group” exists.
(b)	Address of Principal Business Office or, if none, Residence
The address of the principal place of business of each of the Ellerphund Entities or the Eller Persons: 2612 Hibernia Street, Dallas, TX 75201.
(c)	Citizenship
Ellerphund Ventures is a Delaware limited partnership. Ellerphund IOPM is a Texas limited partnership. Ellerphund Capital and Ellerphund III are a Delaware limited liability companies. Marc and Ryan Eller are individuals residing in the state of Texas.
(d)	Title of Class of Securities
Common Stock, par value $0.001 per share
(e)	CUSIP Number:
46118N200

Page 14 of 20 Pages

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:
Not Applicable.

Item 4.	Ownership
(a)	Amount Beneficially Owned:
The following information, with respect to the ownership of the Common Stock of the Issuer by the persons filing this amendment to Schedule 13G, is provided as of February 16, 2010:

		Warrants
	Shares Held	Held	Shared Voting	Beneficial
Ellerphund Entity(1)	Directly	Directly	Power	Ownership

Ellerphund Ventures	236,237	0	236,237	236,237

Ellerphund Capital	0	0	236,237	236,237

Ellerphund IOPM	292,857	0	292,857	292,857

Ellerphund III	0	0	292,857	292,857

Marc Eller	0	0	529,094	529,094

Ryan Eller	0	0	529,094	529,094

(1)
The Eller Persons, Ellerphund Capital and Ellerphund III own no securities of the Issuer directly. Ellerphund Capital is the general partner of Ellerphund Ventures. Ellerphund III is the general partner of Ellerphund IOPM. The Eller Persons are the sole Managers of Ellerphund Capital and Ellerphund III.

Page 15 of 20 Pages

(b)	Percent of Class:

Percentage
Ellerphund Entity(1)	of Class (2)

Ellerphund Ventures	3.0%

Ellerphund Capital	3.0%

Ellerphund IOPM	3.7%

Ellerphund III	3.7%

Marc Eller	6.7%

Ryan Eller	6.7%

(1)
The Eller Persons, Ellerphund Capital and Ellerphund III own no securities of the Issuer directly. Ellerphund Capital is the general partner of Ellerphund Ventures. Ellerphund III is the general partner of Ellerphund IOPM. The Eller Persons are the sole Managers of Ellerphund Capital and Ellerphund III.

(2)
This percentage is calculated based upon 7,855,894 shares of the Issuer’s outstanding Common Stock, par value $0.001, outstanding as of December 1, 2009 as stated in the Issuer’s Form 10-K filed by the Issuer with the SEC on December 10, 2009.

(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote:

Sole
Voting
Ellerphund Entity(1)	Power

Ellerphund Ventures	0

Ellerphund Capital	0

Ellerphund IOPM	0

Ellerphund III	0

Marc Eller	0

Ryan Eller	0

(1)
The Eller Persons, Ellerphund Capital and Ellerphund III own no securities of the Issuer directly. Ellerphund Capital is the general partner of Ellerphund Ventures. Ellerphund III is the general partner of Ellerphund IOPM. The Eller Persons are the sole Managers of Ellerphund Capital and Ellerphund III.

Page 16 of 20 Pages

(ii)	shared power to vote or to direct the vote:

Shared Voting
Ellerphund Entity(1)	Power

Ellerphund Ventures	236,237

Ellerphund Capital	236,237

Ellerphund IOPM	292,857

Ellerphund III	292,857

Marc Eller	529,094

Ryan Eller	529,094

(1)
The Eller Persons, Ellerphund Capital and Ellerphund III own no securities of the Issuer directly. Ellerphund Capital is the general partner of Ellerphund Ventures. Ellerphund III is the general partner of Ellerphund IOPM. The Eller Persons are the sole Managers of Ellerphund Capital and Ellerphund III.

(iii)	sole power to dispose or to direct the disposition of:

Sole
Dispositive
Ellerphund Entity(1)	Power

Ellerphund Ventures	0

Ellerphund Capital	0

Ellerphund IOPM	0

Ellerphund III	0

Marc Eller	0

Ryan Eller	0

(1)
The Eller Persons, Ellerphund Capital and Ellerphund III own no securities of the Issuer directly. Ellerphund Capital is the general partner of Ellerphund Ventures. Ellerphund III is the general partner of Ellerphund IOPM. The Eller Persons are the sole Managers of Ellerphund Capital and Ellerphund III.

Page 17 of 20 Pages

(iv)	shared power to dispose or to direct the disposition of:

Shared
Dispositive
Ellerphund Entity(1)	Power

Ellerphund Ventures	236,237

Ellerphund Capital	236,237

Ellerphund IOPM	292,857

Ellerphund III	292,857

Marc Eller	529,094

Ryan Eller	529,094

(1)
The Eller Persons, Ellerphund Capital and Ellerphund III own no securities of the Issuer directly. Ellerphund Capital is the general partner of Ellerphund Ventures. Ellerphund III is the general partner of Ellerphund IOPM. The Eller Persons are the sole Managers of Ellerphund Capital and Ellerphund III.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of Issuer’s Common Stock, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Page 18 of 20 Pages

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
By signing below the undersigned certifies that, to the best of the undersigned’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having that purpose or effect.

Page 19 of 20 Pages

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
EXECUTED this 16 day of February, 2010

Ellerphund IOPM, LP

By: Ellerphund Capital III, LLC
its general partner

By:	/s/ Ryan Eller Ryan Eller, Managing Member

Ellerphund Capital III, LLC

By:	/s/ Ryan Eller Ryan Eller, Managing Member

Ellerphund Ventures II, L.P.

By: Ellerphund Capital II, LLC
its general partner

By:	/s/ Ryan Eller Ryan Eller, Managing Member

Ellerphund Capital II, LLC

By:	/s/ Ryan Eller Ryan Eller, Managing Member

/s/ Ryan Eller

Ryan Eller

/s/ Marc Eller

Marc Eller
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001)

Page 20 of 20 Pages